February 26, 2015

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 154 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment number 154 to the Registrant’s registration statement on Form N-1A (the “Amendment”), which you communicated to Jennifer Mills and me by telephone on February 18, 2015. The Registrant filed the Amendment with the Commission on December 30, 2014, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Pursuant to Rule 485(b) under the 1933 Act, the Registrant will file a related post-effective amendment (Amendment No. 157) with the Commission.

Comment 1. If the advisor (Principal Management Corporation) has the opportunity to recoup its expenses, please add corresponding disclosure in a footnote to each applicable Fund’s Annual Fund Operating Expenses table.

Response: There is no reimbursement or ability to recoup expenses.

Comment 2. Please confirm that the Example tables take into account the expense waivers or reimbursements for the entire period in which the waiver or reimbursement is in effect.

Response: Confirmed.

Comment 3. For the Bond & Mortgage Securities Fund, 80% of the Fund’s assets need to be invested in bonds or mortgage-related securities.

Response: The Registrant respectfully declines to revise the first sentence of the Principal Investment Strategies. The paragraph that describes the 80% test refers to types of mortgage securities and fixed-income securities (i.e. bonds), which is consistent with the Fund’s name.

Comment 4. In the Principal Investment Strategies for the Bond & Mortgage Securities Fund, define “Mortgage Securities.”

Response: In the Principal Investment Strategies, the Fund gives examples of the fixed-income securities in which it invests, some of which reference mortgage-related securities.  To provide additional reference to mortgage-related securities, the Fund will add another example.

Comment 5. The Principal Investment Strategies for the Bond & Mortgage Securities Fund state that the Fund “also invests in foreign securities.” Please explain what type of foreign securities these are.

Response: As reflected by the Fund’s other Principal Investment Strategies and its Principal Risks, “foreign securities” refers to foreign fixed-income securities.

Comment 6. If a Fund invests in emerging markets, please include appropriate disclosure.

Response: The Registrant has reviewed each Fund’s principal investment strategies and principal risks and confirms that its emerging market disclosure is appropriate given each Fund’s investments.

Comment 7. If a Fund sells credit default swaps, please confirm the Fund is covering for the full notional amount.

Response: If a Fund enters into a credit default swap, it generally is a cash settled credit default swap. In such a case, the Fund will segregate liquid assets each day in an amount equal in value to its net amount due (i.e. the amount the Fund owes the counterparty minus the amount the counterparty owes the Fund). In other words, the Fund segregates for the full economic exposure.

Further, please note “the term ‘notional amount’ is used differently by different people and in different contexts.” See Report of the Task Force on Investment Company Use of Derivatives and Leverage (Report of the Task Force on Investment Company Use of Derivatives and Leverage, ABA, July 16, 2010) footnote 11; see also SEC Concept Release IC-29776 at footnote 19 (listing many examples of definitions of “notional value” and citing the 2010 ABA Derivatives Report).

Comment 8. For all Funds that use derivatives, please include information in the Principal Risks related to the derivative instruments referenced in the Principal Investment Strategies.

Response: The Registrant respectfully declines to revise the disclosure because the Registrant believes the Principal Risks disclosure for derivatives accurately summarizes the risk of using the various derivatives instruments referenced in the Principal Investment Strategies. It says, “Transactions in derivatives may increase volatility, cause the liquidation of portfolio positions when not advantageous to do so and produce disproportionate losses.” The Additional Information about Investment Strategies and Risks gives further explanation about different derivatives instruments. We note that Form N-1A, General Instructions C.1 instructs registrants to use concise language, “as simple and direct as possible,” including “only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund” and to avoid legal and technical discussions and excessive detail.

Comment 9. The Principal Investment Strategies of the Bond & Mortgage Securities Fund state that the Fund “enters into dollar roll transactions which may involve leverage.” Please provide corresponding principal risk disclosure for this fund.

Response: The Registrant respectfully declines to revise the disclosure. The Leverage Risk description in the Fund’s Principal Risk section references “when-issued, delayed delivery or forward commitment transactions,” and dollar rolls are a type of these transactions.

Comment 10. For several Funds, there is a footnote to the bar chart and average annual total returns table stating the Fund is showing returns for a particular class “after combining prospectuses.” Please explain to the Staff what this means.

Response: At the time of last year’s annual update, the Fund had two statutory prospectuses related to its series with an October 31 year end: one prospectus for Classes A, C, J and P and one prospectus for Classes Institutional, R-1, R-2, R-3, R-4, and R-5. The Registrant combined all classes into one statutory prospectus for this filing. As a result, for some classes, the class used to show returns is different from that used for the previous period. The footnote is in response to Form N-1A, Item 4(b)(2), Instructions 3(a)(iii) and 3(b)(iii)(D).

Comment 11. For the California Municipal Fund, the Counterparty Risk refers to “the counterparty to a derivatives contract or repurchase agreement, the borrower of a portfolio’s securities, or other obligation.” Please consider whether the foregoing sentence requires additional disclosure in the Fund’s Principal Investment Strategies.

Response: The Registrant has reviewed the Fund’s Principal Investment Strategies and confirms that the disclosure is appropriate given the Fund’s investments.

Comment 12. For all funds with a fee waiver and/or expense reimbursement, please confirm that the agreement will be in place for no less than one year from the effective date of the registration statement.

Response: Confirmed.

Comment 13. The Diversified International Fund’s Principal Investment Strategies state that “the Fund invests primarily in foreign equity securities.” Please define “foreign equity securities” to explain how the Fund’s investments are tied economically to a number of countries throughout the world.

Response: The Fund’s Principal Investment Strategies section states that the Fund typically invests in at least 30 countries and notes certain countries that are given primary consideration.The Additional Information About Investment Strategies and Risks - Foreign Securities section defines foreign securities. Additionally, as disclosed in the statement of additional information, the Fund has adopted a non-fundamental policy that allows it to invest up to 100% of its assets in foreign securities. Taken together, these disclosures describe how the Fund intends to invest in securities tied economically to a number of countries throughout the world.

Moreover, in light of the foregoing disclosures, the Registrant respectfully declines to repeat the definition of "foreign securities" in the summary section. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant’s Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).

Comment 14. Please confirm that all dates and information for market capitalization data will be updated.

Response: Confirmed.

Comment 15. In the Principal Investment Strategies for the Global Diversified Income Fund, define “global.” Explain how the Fund’s investments are tied economically to a number of countries throughout the world.

Response: The Registrant respectfully declines to revise the disclosure .The Registrant believes the Principal Investment Strategies make clear that this Fund intends to invest in securities tied economically to a number of countries throughout the world. However, to provide additional clarity, the Registrant has revised the following sentences to add the bolded portion: “As a Fund that invests globally, some of the Fund's strategies involve investing in foreign securities. The Fund typically invests in foreign securities of at least 10 countries and at least 30% of its assets in foreign securities.”

The Registrant also notes that the Rule 35d-1 adopting release states, a fund using “global” in its name is not subject to Rule 35d-1. (IC-24828, January 17, 2001, footnote 42). The portion of the Fund in which foreign securities are a focus is just one of many investment strategies of the Fund. The Fund, as disclosed in the statement of additional information, has adopted a non-fundamental policy that allows it to invest up to 100% of its assets in foreign securities. This disclosure, taken together, makes clear that the Fund intends to invest its assets in a manner consistent with the common understanding of the word “global.” See Merriam-Webster’s Collegiate Dictionary, 11th ed. 2005 at page 532 (“of, relating to, or involving the entire world: WORLDWIDE”).

Comment 16. In the Principal Investment Strategies for the Global Diversified Income Fund, please define “foreign securities.”

Response: The Additional Information about Investment Strategies and Risks - Foreign Securities section defines foreign securities; therefore, the Registrant respectfully declines to repeat the definition in the summary section. See Note 4 to Securities Act of 1933 Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant’s Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).

Comment 17. The Global Diversified Income Fund’s Principal Investment Strategies include bank loans. Given that investment strategy, does the fund also invest in participations? If so, please include appropriate disclosure.

Response: The Registrant respectfully declines to revise the disclosure because loan participations are not a principal investment strategy of the Fund.

Comment 18. The Global Diversified Income Fund’s Principal Investment Strategies describe investments in MLPs and other companies “in the energy infrastructure.” Please revise the Principal Risks to include disclosure about the risks of such investments.

Response: The MLP Risk in the Fund’s Principal Risks states that “[A]n MLP that invests in a particular industry (e.g., oil and gas) will be harmed by detrimental economic events within that industry.” The Registrant will revise the disclosure in “Additional Information About Investment Strategies and Risks-Master Limited Partnerships” to provide additional industry-related risks.

Comment 19. For the High Yield Fund, consider expanding the High Yield Risk since it is the focus of the Fund.

Response: The Registrant respectfully declines to revise the disclosure because the Fund’s Principal Risks are appropriate given the Fund’s investments.

Comment 20. For the Inflation Protection Fund, please consider providing specific disclosure in the Principal Investment Strategies about Treasury Inflation Protected Securities (TIPS).

Response: The Registrant respectfully declines to revise the disclosure because TIPS are included within the categories of securities already described in the Principal Investment Strategies.

Comment 21. For International Fund I, please disclose the percentage of the Fund’s assets that will be invested in securities tied economically to a number of countries throughout the world.

Response: The Fund’s Principal Investment Strategies state that “[u]sually, the Fund's investments are diversified across many different countries and regions, including countries with emerging markets. The Fund typically invests in foreign securities of at least ten countries.” This disclosure makes it clear that the Fund intends to invest in securities tied economically to a number of countries throughout the world. Additionally, the Fund has not adopted any fundamental or non-fundamental policy that limits the percentage of its assets that may be invested in foreign securities.

Registrant respectfully submits that the disclosure is consistent with the Staff’s expectations provided in the Rule 35d-1 adopting release, which states that a fund using “international” in its name is not subject to Rule 35d-1. (IC-24828, January 17, 2001, footnote 42). The SEC Staff “would expect, however, that investment companies using these terms [international and global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (IC-24828, January 17, 2001, footnote 42). See also Rule 35d-1

Proposing Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” (Footnote omitted)).

Comment 22. For the LargeCap Growth Fund, two of the waivers disclosed in the footnotes to the Annual Fund Operating Expenses Table appear to be identical. Please explain.

Response: These waivers will be combined and revised as part of the updates to the financial information.

Comment 23. For the LargeCap Growth Fund I, the first sentence of the Principal Investment Strategies states that “the Fund invests at least 80% of its net assets…in equity securities…” and the next paragraph states that “Principal Management Corporation invests between 10% and 35% of the Fund's assets in equity securities…” Please explain.

Response: The first sentence refers to a percentage of the entire Fund’s assets. The disclosure regarding Principal Management Corporation (PMC) refers only to that portion of the Fund’s assets for which PMC provides discretionary investment advisory services, as described in “Management of the Funds.”

Comment 24. For the 2013 fiscal year, the portfolio turnover rate of the MidCap Growth Fund was 222%. Please revise the Principal Investment Strategies to explain why the turnover rate is so high.

Response: The Registrant respectfully declines to revise the disclosure. The Principal Investment Strategies state that the Fund actively trades portfolio securities, and the Portfolio Turnover and Principal Risks sections explain the potential consequences of a higher portfolio turnover rate. The Registrant also notes that for 2014, the portfolio turnover rate for the Fund was lower (184.6%).

Comment 25. The Principal Investment Strategies for the Principal LifeTime and Principal LifeTime Hybrid Funds state that the Funds may invest in alternative investment funds and that alternative investments include investments in such assets as infrastructure, commodities, currencies and public timber companies.” Please provide corresponding principal risk disclosure for infrastructure, commodities, currency and public timber companies.

Response: The Registrant will revise each of these Fund’s Principal Investment Strategies to remove references to alternative investments and examples of such investments.

Comment 26. The Principal LifeTime Hybrid Funds provide only 1 and 3 year examples. Are these Funds new?

Response: Yes, the Funds were effective September 3, 2014 and have not completed a full fiscal year.

Comment 27. Please explain the meaning of the word “Hybrid” as used in the Principal LifeTime Hybrid Funds’ names and how they differ from other target date funds.

Response: The word hybrid is defined as “something that is formed by combining two or more things.” Merriam-Webster.com, 2015 (retrieved February 19, 2015). In this case, the Registrant uses the name “Hybrid” to refer to the Funds’ combination of investments in both actively-managed and passively-managed underlying funds, with a majority of each of these Fund’s assets invested in index funds.

Comment 28. For the Real Estate Securities Fund, please define what a real estate company is.

Response: The second sentence of the Fund’s Principal Investment Strategies provides a definition of real estate company, and the next sentence includes several examples.

Comment 29. The SmallCap Growth Fund I and SmallCap Growth Fund II are both funds that invest in small market capitalization companies; however, each Fund defines small market capitalization differently. Please explain the use of different definitions. Also, the SmallCap Growth Fund I uses $6 billion as a threshold for small market capitalization companies. Please explain why this is an appropriate level for a small market capitalization company.

Response: The differing definitions of small market capitalization are due to the investment preferences of the sub-advisors of each Fund. The sub-advisors of the SmallCap Growth Fund I prefer to invest in larger small market capitalization companies. The Registrant believes the $6 billion threshold for small market capitalization companies is appropriate for the reasons that follow. Growth companies with $6 billion in market capitalization are included in the Morningstar Small Growth Universe investment category. The upper market capitalization threshold for the Russell 2000 Growth Index increased from $5.3 billion on 12/31/2013 to $10.01 billion on 12/31/2014. Further, current small capitalization indexes include upper market capitalization thresholds that are higher than $6 billion. For example, as of 12/31/2014, the MSCI US SmallCap Growth Index’s upper market capitalization threshold was $7.32 billion.

Comment 30. For the Tax Exempt Bond Fund, the Counterparty Risk refers to “the counterparty to a derivatives contract or repurchase agreement, the borrower of a portfolio’s securities, or other obligation.” Please consider whether the foregoing sentence requires additional disclosure in the Fund’s Principal Investment Strategies.

Response: The Registrant respectfully declines to revise the disclosure because the Fund’s Principal Investment Strategies are appropriate given the Fund’s investments.

Comment 31. Page 99 of the Statement of Additional Information provides a list of certain conflicts that may arise. Please add disclosure in the prospectus similar to the content of first bullet point on that page.

Response: The Registrant respectfully declines to revise the prospectus because comparable disclosure can be found in the Additional Information About Investment Strategies and Risks in the Underlying Funds section.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-1209 or Jennifer Mills at 515-235-9154 if you have any questions.
Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel, Registrant